Consolidated Financial Results for the Nine Months ended December 31, 2015
(under Japanese GAAP)
February 3, 2016

Company name:	The Higashi-Nippon Bank, Limited
Stock exchange:	First Section, Tokyo Stock Exchange
Code number:	8536
URL:	http://www.higashi-nipponbank.co.jp/
Representative:	Representative Director, President Michito Ishii
Scheduled date for submission of quarterly report: February 3, 2016	Specified trading accounts: None
Date of payment of 3rd quarter dividends: ―
Supplementary information to quarterly financial statements: Provided
Quarterly financial results briefing: None
(Amounts are rounded down to the nearest million yen)

1.	Consolidated Financial Results (for the nine months ended December 31, 2015)
(1) Operating Results					(Millions of yen, %YoY)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent
Nine months ended December 31, 2015	32,827	12.0%	11,388	68.4%	7,445	45.8%
Nine months ended December 31, 2014	29,297	(1.7%)	6,762	(13.7%)	5,107	8.3%
(Note)	Comprehensive Income: Nine months ended December 31, 2015: ¥2,901 million [(76.9%)];
 Nine months ended December 31, 2014: ¥12,559 million [90.8%]

		(Yen)
	Net Income per Share	Net Income per Share (Diluted)
Nine months ended December 31, 2015	42.10	41.88
Nine months ended December 31, 2014	28.90	28.76

(2) Financial Position			(Millions of yen, %)
	Total Assets	Total Net Assets	Own Capital Ratio
December 31, 2015	2,197,859	117,747	5.3%
March 31, 2015	2,104,727	116,226	5.5%
(Reference)	Own Capital: December 31, 2015: 117,301 million yen; March 31, 2015: 115,829 million yen
(Note)	Own Capital Ratio = (Total Net Assets – Share Options – Non-Controlling Interests) / Total Assets

2.	Dividends on Common Stock	(Yen)
	Annual Cash Dividends per Share
	1st Quarter-End	2nd Quarter-End	3rd Quarter-End	Fiscal Year-End	Total
Fiscal year ended March 31, 2015	―	4.00	―	4.00	8.00
Fiscal year ending March 31, 2016	―	4.00	―
Fiscal year ending March 31, 2016 (Forecast)				4.00	8.00
(Note) Revision of forecast for dividends from the latest announcement: No

3.	Consolidated Earnings Forecasts (for the fiscal year ending March 31, 2016)	(Millions of yen, %YoY; except per share data)
	Ordinary Profit		Profit Attributable to Owners of Parent		Net Income per Share
Fiscal year ending March 31, 2016	12,000	(8.3%)	7,700	(10.1%)	¥43.55
(Note) Revision of earnings forecast from the latest announcement: No

*　Notes

(1) Changes in the scope of significant consolidated subsidiaries during the nine months ended December 31, 2015: No

(2) Application of specific accounting methods for the preparation of quarterly consolidated financial statements: No

(3) Changes in accounting policies, accounting estimates, and restatements:

(A) Changes in accounting policies due to revision of accounting standards:	Yes
(B) Changes in accounting policies due to reasons other than (A):	No
(C) Changes in accounting estimates:	No
(D) Restatements:	No

(4) Number of shares issued and outstanding (common shares):
(A) No. of shares issued (including treasury shares)	December 31, 2015	184,673,500 shares	March 31, 2015	184,673,500 shares
(B) No. of treasury shares	December 31, 2015	7,798,759 shares	March 31, 2015	7,880,781 shares
(C) Average shares outstanding for the nine months ended:	December 31, 2015	176,853,124 shares	December 31, 2014	176,743,652 shares

*	Representation concerning quarterly review process:
The review process for the consolidated quarterly financial statements pursuant to the Financial Instruments and Exchange Act has been completed.

*	Explanation of the appropriate use of earnings forecasts and other matters of special note:

The earnings forecasts noted above were projected based on information available at the time this document was produced. Actual results may differ from the projected figures, depending on various future factors.

[Appendices]

○ List of Appendices

1. Qualitative Information Regarding Consolidated Financial Statements for Nine Months ended December 31, 2015	2
(1) Qualitative Information Regarding Operating Results	2
(2) Qualitative Information Regarding Financial Conditions	2
(3) Information on Consolidated Earnings Forecasts and Other Forward-looking Projections	2

2. Summary Information (Notes)	2
(1) Changes in Accounting Policies, Changes in Accounting Estimates, and Restatements	2

3. Consolidated Financial Statements	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Explanatory Notes to the Consolidated Financial Statements	5
(Note concerning going concern assumptions)	5
(Note concerning notable changes in shareholders’ equity)	5

Presentation Materials on Financial Results (for the nine months ended December 31, 2015)	6

1．Qualitative Information Regarding Consolidated Financial Statements for Nine Months ended December 31, 2015

(1)	Qualitative Information Regarding Operating Results
With respect to profit/loss during the nine months ended December 31, 2015 (“current period”), ordinary income increased by 3,529 million yen year-over-year to 32,827 million yen, which consisted of 23,528 million yen of interest income, 2,838 million yen of fees and commissions, 754 million yen of other ordinary income and 5,705 million yen of other income.

Ordinary expenses decreased by 1,096 million yen year-over-year to 21,438 million yen, which consisted of 1,297 million yen of interest expenses, 1,433 million yen of fees and commissions payments, 1 million yen of other ordinary expenses, 17,461 million yen of general and administrative expenses and 1,244 million yen of other expenses.

Consequently, ordinary profit increased by 4,625 million yen year-over-year to 11,388 million yen and profit attributable to owner of parent increased by 2,337 million yen year-over-year to 7,445 million yen.

(2)	Qualitative Information Regarding Financial Conditions
Deposits (including negotiable certificates of deposit) increased by 54.6 billion yen during the current period to 1,947.7 billion yen. Loans and bills increased by 70.2 billion yen during the current period to 1,625.7 billion yen.
Securities increased by 17.2 billion yen during the current period to 433.9 billion yen.
Total assets increased by 93.1 billion yen during the current period to 2,197.8 billion yen.

(3)	Information on Consolidated Earnings Forecasts and Other Forward-looking Projections
There has been no change in the earnings forecasts announced on November 9, 2015.

2.	Summary Information (Notes)

(1)	Changes in Accounting Policies, Changes in Accounting Estimates, and Restatements
(Changes in Accounting Policies)
The Bank has adopted the Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21, September 13, 2013), the Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013), and the Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7, September 13, 2013), effective from the three months ended on June 30, 2015.
Changes are made to the presentation of “Net income” and other relevant items, and “Minority interests” is changed to “Non-controlling interests”. Certain amounts in the consolidated financial statements for the nine months ended December 31, 2014 and the year ended March 31, 2015 have been reclassified to reflect these changes.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets
(Millions of yen)
	As of March 31, 2015	As of December 31, 2015
Assets:
Cash and Due from Banks	100,371	101,958
Call Loans and Bills Bought	5,540	5,361
Securities	416,644	433,943
Loans and Bills Discounted	1,555,551	1,625,783
Foreign Exchanges	545	1,371
Other Assets	7,792	7,967
Tangible fixed assets	24,733	25,654
Intangible Fixed Assets	1,206	1,160
Deferred Tax Assets	690	2,057
Customers’ Liabilities for Acceptances and Guarantees	2,147	2,042
Allowance for Loan Losses	(10,497)	(9,443)
Total Assets	2,104,727	2,197,859
Liabilities:
Deposits	1,848,666	1,890,105
Negotiable Certificates of Deposit	44,400	57,600
Call Money and Bills Sold	26	―
Borrowed Money	58,600	98,600
Foreign Exchanges	16	4
Bonds Payable	10,000	10,000
Other Liabilities	14,529	12,440
Provision for Bonuses	891	284
Net Defined Benefit Liability	6,069	5,856
Provision for Directors’ Retirement Benefits	3	4
Provision for Loss on Interest Repayment	6	0
Provision for Reimbursement of Deposits	174	165
Provision for Contingent Losses	241	280
Deferred Tax Liabilities for Land Revaluation	2,727	2,727
Acceptances and Guarantees	2,147	2,042
Total Liabilities	1,988,501	2,080,111
Net Assets:
Capital Stock	38,300	38,300
Capital Surplus	24,601	24,603
Retained Earnings	37,751	43,782
Treasury Shares	(1,422)	(1,411)
Total Shareholders’ Equity	99,230	105,273
Valuation Difference on Available-For-Sale Securities	11,335	6,650
Deferred Gains or Losses on Hedges	(363)	(273)
Revaluation Reserve for Land	5,445	5,445
Remeasurements of Defined Benefit Plans	181	205
Total Accumulated Other Comprehensive Income	16,599	12,027
Subscription Rights to Shares	176	198
Non-Controlling Interests	220	247
Total Net Assets	116,226	117,747
Total Liabilities and Net Assets	2,104,727	2,197,859

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
(Millions of yen)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Ordinary Income	29,297	32,827
Interest Income	23,452	23,528
Of which, Interest on Loans and Discounts	21,103	20,897
Of which, Interest and Dividends on Securities	2,312	2,584
Fees and Commissions	2,563	2,838
Other Ordinary Income	589	754
Other Income	2,691	5,705
Ordinary Expenses	22,534	21,438
Interest Expenses	1,329	1,297
Of which, Interest on Deposits	951	881
Fees and Commissions Payments	1,346	1,433
Other Ordinary Expenses	8	1
General and Administrative Expenses	18,037	17,461
Other Expenses	1,813	1,244
Ordinary Profit	6,762	11,388
Extraordinary Losses	67	68
Loss on Disposal of Non-Current Assets	67	68
Income before Income Taxes	6,695	11,319
Income Taxes-Current	2,096	3,039
Income Taxes-Deferred	(522)	808
Total Income Taxes	1,573	3,847
Profit	5,121	7,472
Profit Attributable to Non-Controlling Interests	13	27
Profit Attributable to Owners of Parent	5,107	7,445

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Profit	5,121	7,472
Other Comprehensive Income	7,438	(4,571)
Valuation Difference on Available-For-Sale Securities	7,178	(4,685)
Deferred Gains or Losses on Hedges	73	89
Remeasurements of Defined Benefit Plans	186	24
Comprehensive Income	12,559	2,901
(Comprehensive Income Attributable to)
Comprehensive Income Attributable to Owners of Parent	12,546	2,874
Comprehensive Income Attributable to Non-Controlling Interests	13	27

(3)	Explanatory Notes to the Consolidated Financial Statements
(Note concerning going concern assumptions)
Not applicable.

(Note concerning notable changes in shareholders’ equity)
Not applicable.

Presentation Materials on Financial Results (for the nine months ended December 31, 2015)
1.	Summary of Profits/Losses (Non-Consolidated)
			(Millions of yen)
	For the nine months ended December 31, 2015	For the nine months ended December 31, 2014	(Reference) Fiscal Year ended March 31, 2015
Gross Operating Income	24,029	23,561	31,864
(Excluding Gains and Losses on Bonds)	23,712	23,432	31,704
Interest Income	22,216	22,107	29,791
Fees and Commissions	1,385	1,197	1,753
Other Ordinary Income (Of which, gains (losses) on bonds)	427 316	256 129	319 159
Expenses	17,164	17,497	23,201
Personnel	9,540	9,309	12,431
Facilities	6,579	7,279	9,521
Taxes	1,044	908	1,247
Core Net Business Profit	6,865	6,064	8,662
(Excluding gains (losses) on bonds)	6,548	5,934	8,503
Provision of Allowance for General Loan Losses	(172) [―]	(135)	(180)
Net Business Profit	7,038 [6,865]	6,199	8,843
Non-Recurring Gains (Losses)	4,235 [4,407]	427	4,131
Disposal of Bad Debts	(8) [191]	1,792	2,879
Provision of Allowance for Specific Loan Losses	(199) [―]	1,596	2,613
Reversal of Allowance for Loan Losses	― [372]	―	―
Gain or Loss on Stocks and Other Securities	4,686	2,325	7,201
Ordinary Profit	11,273	6,627	12,974
Extraordinary Income (Losses)	(68)	(67)	(94)
Net Income	7,387	5,015	8,518
(Notes)
1.
As the sum total of the Provision of Allowance for General Loan Losses and the Provision of Allowance for Specific Loan Losses exceeded the reversal for the nine months ended December 31, 2015, the amount by which the reversal was exceeded has been noted in parentheses under the figure posted for Reversal of Allowance for Loan Losses.

2.	Amounts are rounded down to the nearest million yen.

2.	Disclosure of Non-Performing Loans under the Financial Revitalization Law (Non-Consolidated)
		(Millions of Yen)	(Reference) (Millions of Yen)
Debt Category	As of December 31, 2015	As of December 31, 2014	As of September 30, 2015
Bankrupt and Quasi-Bankrupt Assets	9,029	9,045	10,397
Doubtful Assets	12,931	13,580	12,877
Substandard Loans	7,106	7,281	7,325
Total	29,067	29,906	30,600
Normal Assets	1,600,814	1,512,590	1,575,710
Non-performing loans subject to disclosure as a percentage of total credit extended	1.78%	1.93%	1.90%
Percentage case of partial direct write-offs	1.48%	1.64%	1.60%
(Note)
The figures above have been classified according to the various debt categories specified in Article 4 of the Ordinance for Enforcement of the Act on Emergency Measures for the Revitalization of Financial Functions.

3.	Capital Adequacy Ratio (Japanese Standard, Preliminary Estimates)

(Non-Consolidated)
(Reference) (Millions of Yen)
	As of December 31, 2015	As of December 31, 2014	As of September 30, 2015
Own Capital Ratio	8.80%	8.93%	8.95%
Own Capital	120,017	112,237	118,466
Risk-Weighted Assets	1,363,831	1,256,659	1,323,299
Total Required Capital	54,553	50,266	52,931
(Note) “Total Required Capital” is the amount derived by multiplying Risk-Weighted Assets by 4%.

(Consolidated)
(Reference) (Millions of yen)
	As of December 31, 2015	As of December 31, 2014	As of September 30, 2015
Own Capital Ratio	8.83%	8.95%	8.97%
Own Capital	120,512	112,657	118,905
Risk-Weighted Assets	1,364,714	1,258,462	1,324,208
Total Required Capital	54,588	50,338	52,968
(Note) “Total Required Capital” is the amount derived by multiplying Risk-Weighted Assets by 4%.

4.	Net Unrealized Gains (Losses) on Securities (Non-Consolidated)

(1)	Bonds Held to Maturity
Not applicable.

(2)	Available-for-sale Securities
					(Millions of yen)
	As of December 31, 2015				As of December 31, 2014
	Market Value	Valuation Gain (Loss)			Market Value	Valuation Gain (Loss)
			Of which, Gains	Of which, Losses			Of which, Gains	Of which, Losses
Available-for-sale Securities	432,788	9,815	11,759	1,944	424,495	19,207	19,670	463
Stocks	13,593	5,036	5,085	49	12,112	3,555	3,561	5
Bonds	299,192	1,536	2,003	466	287,921	2,508	2,922	414
Other	120,001	3,242	4,670	1,428	124,461	13,143	13,187	43

(Reference)			(Millions of yen)
	As of September 30, 2015
	Market Value	Valuation Gain (Loss)
			Of which, Gains	Of which, Losses
Other Securities	413,789	6,645	10,374	3,729
Stocks	13,306	4,749	4,774	25
Bonds	298,276	1,596	2,012	415
Other	102,206	298	3,587	3,289

5.	Derivative Contracts (Non-Consolidated)

(1)	Interest Rate Contracts
					(Millions of yen)			(Reference)	(Millions of yen)
		As of December 31, 2015			As of December 31, 2014			As of September 30, 2015
Category	Type	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
OTC	Interest rate swap	45	(0)	(0)	―	―	―	―	―	―
(Note) Derivatives transactions accounted for under hedge accounting methods are excluded from the figures above.

(2)	Foreign Exchange Contracts
					(Millions of yen)			(Reference)	(Millions of yen)
		As of December 31, 2015			As of December 31, 2014			As of September 30, 2015
Category	Type	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
OTC	Forward exchange contracts	10,705	33	33	10,374	(2)	(2)	6,286	(6)	(6)
(Note) Derivative transactions subject to hedge accounting are excluded from the figures above.

(3)	Stock Contracts, Bond Contracts, Commodity Contracts, and Credit Derivatives
Not applicable.

6.	Deposit and Loan Balances (Non-Consolidated)

			(Millions of yen)	(Reference)	(Millions of yen)
		As of December 31, 2015	As of December 31, 2014	As of September 30, 2015
Deposits	end balance	1,891,596	1,859,621	1,887,711
Negotiable Certificates of Deposit (CDs)	end balance	57,600	41,245	52,120
Loans	end balance	1,626,356	1,538,297	1,602,986

End